THIS DOCUMENT IS A COPY OF THE AMENDMENT NO. 1 TO SCHEDULE
13G FILED ON FEBRUARY 14, 1997 PURSUANT TO A RULE 201 TEMPORARY
HARDSHIP EXEMPTION.


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13G

     INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (AMENDMENT NO. 1)


                         PHAR-MOR, INC.


                        (Name of Issuer)

             Common Stock, par value $.01 per share


                 (Title of Class of Securities)

                           717113 20 3


                         (CUSIP Number)

     *Check the following box if a fee is being paid with this statement [ ].








     (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)



                    Exhibit Index at page 10

                          Page 1 of 12

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                                                                2

1      NAME OF REPORTING PERSON            Hamilton Morgan L.L.C.
       S.S. or I.R.S. IDENTIFICATION
       OF ABOVE PERSON:

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a) (x)
                                                          (b) ( )

3      SEC USE ONLY

4      CITIZENSHIP OR PLACE OR ORGANIZATION:             Delaware

NUMBER OF
SHARES         5      SOLE VOTING POWER:                      -0-

BENEFICIALLY
OWNED BY       6      SHARED VOTING POWER:              4,908,435

EACH
REPORTING      7      SOLE DISPOSITIVE POWER:                 -0-

PERSON WITH    8      SHARED DISPOSITIVE POWER:         3,750,000

9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
       REPORTING PERSON:                                4,908,435

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
       EXCLUDES CERTAIN SHARES                                ( )

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):   40.4%

12     TYPE OF REPORTING PERSON:                               00


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                                                                3

1      NAME OF REPORTING PERSON            Avatex Corporation
       S.S. or I.R.S. IDENTIFICATION
       OF ABOVE PERSON:

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a) (x)
                                                          (b) ( )

3      SEC USE ONLY

4      CITIZENSHIP OR PLACE OR ORGANIZATION:             Delaware

NUMBER OF
SHARES          5      SOLE VOTING POWER:                     -0-

BENEFICIALLY
OWNED BY        6      SHARED VOTING POWER:        4,908,435<FN1>

EACH
REPORTING       7      SOLE DISPOSITIVE POWER:          1,045,935

PERSON WITH     8      SHARED DISPOSITIVE POWER:        3,750,000

9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
       REPORTING PERSON:                                4,908,435

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
       EXCLUDES CERTAIN SHARES                                ( )

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):   40.4%

12     TYPE OF REPORTING PERSON:                               CO

1      NAME OF REPORTING PERSON                    Robert M. Haft
       S.S. or I.R.S. IDENTIFICATION
       OF ABOVE PERSON:

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a) (x)
                                                          (b) ( )

3      SEC USE ONLY

4      CITIZENSHIP OR PLACE OR ORGANIZATION:                 U.S.

NUMBER OF
SHARES          5      SOLE VOTING POWER:                     -0-

BENEFICIALLY
OWNED BY        6      SHARED VOTING POWER:        4,908,435<FN1>

EACH
REPORTING       7      SOLE DISPOSITIVE POWER:            112,500

PERSON WITH     8      SHARED DISPOSITIVE POWER:        3,750,000

9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
       REPORTING PERSON:                                4,908,435

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
       EXCLUDES CERTAIN SHARES                                ( )

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):   40.4%

12     TYPE OF REPORTING PERSON:                               IN


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                                                                5

Item 1(a) Name of Issuer:

     The name of the issuer to which this Statement on Schedule
13G relates is Phar-Mor, Inc., a Pennsylvania corporation (the
"Issuer").

Item 1(b) Address of the Issuer's Principal Executive Offices:

     The principal executive offices of the Issuer are located at 20 Federal Plaza West, Youngstown, Ohio 44501.

Item 2(a) Name of Person Filing:

     This Schedule 13G is filed by Hamilton Morgan L.L.C., a Delaware limited liability company (formerly known as Robert Haft Group/Phar-Mor L.L.C.) ("Hamilton Morgan"), Robert M. Haft and Avatex Corporation, a Delaware corporation (formerly known as FoxMeyer Health Corporation) ("Avatex").

Item 2(b) Address of Principal Business Office or, if none,
Residence:

     The principal business address of Hamilton Morgan is 3000 K Street, N.W., Suite 100, Washington, D.C. 20008. The principal business address of Mr. Haft is 20 Federal Plaza West, Youngstown, Ohio 44501. The principal business address of Avatex is 5910 North Central Expressway, Suite 1780, Dallas, Texas 75206.

Item 2(c) Citizenship:

     Mr. Haft is a citizen of the United States. Hamilton Morgan is a Delaware limited liability company. Avatex is a Delaware corporation.

Item 2(d) Title of Class of Securities:

     This Schedule 13G relates to the Common Stock of the Issuer, par value $.01 per share (the "Common Stock").

Item 2(e) CUSIP Number:

     717133 20 3



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                                                                6

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a) [ ] Broker or Dealer registered under Section 15 of the Act,
     (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act,
     (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,
     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act,
     (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F),
     (g)  [ ]  Parent Holding Company, in accordance with Rule
               13d-1(b)(ii)(G),
     (h)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.   Ownership

     (a)  Amount Beneficially Owned:

     For the amount of shares of Common Stock beneficially owned by Hamilton Morgan, see Item 9 on page 2 hereof; for the amount of shares of Common Stock beneficially owned by Avatex, see Item 9 on page 3 hereof; for the amount of shares of Common Stock beneficially owned by Robert M. Haft, see Item 9 on page 4 hereof.

     (b)  Percent of Class:

     For the percentage of the Common Stock beneficially owned by Hamilton Morgan, see Item 11 on page 2 hereof; for the percentage of the Common Stock beneficially owned by Avatex, see Item 11 on page 3 hereof; for the percentage of the Common Stock beneficially owned by Robert M. Haft, see Item 11 on page 4 hereof.

     (c) Number of shares as to which such person has:

          (i) sole power to vote or to direct the vote:

     None.

          (ii) shared power to vote or to direct the vote:

     For the number of shares of Common Stock which Hamilton Morgan has shared power to vote or to direct the vote, see Item 6 on page 2 hereof; for the number of shares of Common Stock which Avatex has shared power to vote or to direct the vote, see Item 6 on page 3 hereof<FN1>; for the number of shares of Common Stock which Robert M. Haft has shared power to vote or to direct the vote, see Item 6 on page 4 hereof.

          (iii) sole power to dispose or to direct the disposition of:

     For the number of shares of Common Stock which Avatex has sole power to dispose or to direct the disposition of, see Item 7 on page 3 hereof; for the number of shares of Common Stock which Robert M. Haft has sole power to dispose or to direct the disposition of, see Item 7 on page 4 hereof.

          (iv) shared power to dispose or to direct the disposition of:

     For the number of shares of Common Stock which Hamilton Morgan has shared power to dispose or to direct the disposition of, see Item 8 on page 2 hereof; for the number of shares of Common Stock which Avatex has shared power to dispose or to direct the disposition of, see Item 8 on page 3 hereof; for the number of shares of Common Stock which Robert M. Haft has shared power to dispose or to direct the disposition of, see Item 8 on page 4 hereof.

<FN1>Avatex and Haft currently disagree as to whether certain provisions of the Amended and Restated Limited Liability Company Agreement of Robert Haft Group/Phar-Mor L.L.C. dated May 5, 1995, as amended, have been triggered. Haft contends that if triggered, the provisions would shift Avatex's shared voting power over the shares of the Common Stock to Hamilton Morgan. Haft further contends that such provisions have been triggered and, therefore, Avatex no longer has shared voting power over the 4,908,435 shares of the Common Stock. Avatex contends that such provisions are not applicable and that, for certain other reasons, Haft no longer has shared voting power over the 4,908,435 shares of Common Stock with respect to certain voting issues.

Item 5.   Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
securities, check the following [    ].

Item 6.   Ownership of More than Five Percent on Behalf of
Another Person

     Robert M. Haft and Mary Z. Haft, as tenants-by-the-entirety, have the right to receive, and the power to direct the receipt of, 30.2% of (i) any dividends paid and (ii) any proceeds of sale, with respect to 3,750,000 shares of the 4,852,185 shares of Common Stock beneficially owned by Hamilton Morgan pursuant to the Amended and Restated Limited Liability Company Agreement of Robert Haft Group/Phar-Mor L.L.C. dated May 5, 1995, as amended.

Item 7.   Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company

     Not applicable

Item 8.   Identification and Classification of Member of the
Group

     See Exhibit 1

Item 9.   Notice of Dissolution of Group

     Not applicable

Item 10.  Certification

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATE:       2/14/97


                    SIGNED:   HAMILTON MORGAN L.L.C.



                              By:  /s/ Robert M. Haft
                                   Robert M. Haft
                                   President

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                                                               10

EXHIBIT INDEX



Exhibit No.         Description                          Page No.

     1         Rule 13d-1(c) Members                           10

     2         Joint Filing Agreement, dated as of 2/8/96      11
                    among Hamilton Morgan L.L.C., FoxMeyer
                    Health Corporation and Robert M. Haft